SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 5, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on September 5, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 5 September 2012

ING agrees to sell its stake in Capital One

•	Transaction gain of approximately EUR 0.3 billion after tax

•	Transaction to result in capital release of approximately EUR 1.0 billion

•	Positive impact on ING Bank’s core Tier 1 ratio of approximately 35 bps

ING announced today that it has agreed to sell all of its 54 million shares in Capital One Financial Corporation, a U.S.-based financial holding company, in an underwritten public offering for a total value of approximately USD 3.0 billion (EUR 2.4 billion) at current exchange rates.

BofA Merrill Lynch, Morgan Stanley and Citigroup Global Markets Inc. will act as joint book-running managers for the offering. The transaction is expected to settle on 10 September 2012.

ING obtained the shares in February 2012 as part of the consideration for the sale of ING Direct USA to Capital One. The transaction is expected to result in an after-tax gain for ING of approximately EUR 0.3 billion, to be booked in the third quarter of 2012 and a capital release of EUR 1.0 billion.

The transaction is expected to further strengthen ING Bank’s capital position, with a positive impact on ING Bank’s core Tier 1 ratio of approximately 35 basis points. Combined with the positive impact of approximately 47 basis points related to the sale of ING Direct Canada to Scotiabank, as announced on 29 August 2012, this will lead to a pro-forma core Tier 1 ratio of 11.9 % based on ING Bank’s core Tier 1 ratio of 11.1% at 30 June 2012 and current exchange rates.

Pursuant to a shareholders agreement between ING Group and Capital One, Eli Leenaars, who has served on Capital One’s board of directors as ING’s nominee since May 2012, has submitted his resignation from his position on Capital One’s board of directors effective upon the closing of the offering.

Investor Inquiries
Press enquiries
Frans Middendorff	Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.relations@ing.com

Important Legal Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the shares referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

The public offering referred to in this press release is being made pursuant to an effective shelf registration statement of Capital One Financial Corporation that has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and only by means of a pricing supplement, a prospectus supplement and the accompanying prospectus. When available, a copy of the pricing supplement, the prospectus supplement and the accompanying prospectus relating to the offering may be obtained from (i) BofA Merrill Lynch, by mail at 222 Broadway, 7th Floor, New York, NY 10038, attention: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; (ii) Morgan Stanley, by calling 1-866-718-1649, by mail at Morgan Stanley Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Dept., or by e-mail at prospectus@morganstanley.com; or (iii) Citigroup, by calling 1-800-831-9146, or by mail at Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220.

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: September 5, 2012